SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

2014 Third Quarterly Report	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: October 30, 2014	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

2014 Third Quarterly Report

This announcement is published simultaneously in Shanghai and Hong Kong. This announcement is published pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange in the People’s Republic of China and pursuant to the disclosure obligations under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	IMPORTANT MESSAGE

1.1 The Board of Directors (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its directors, supervisors and senior management warrant the truthfulness, accuracy and completeness of the information contained in this quarterly report, and warrant that there are no false representations or misleading statements contained in, or material omissions from this report and severally and jointly accept responsibility pursuant to such information.

1.2 All directors attended the fourth meeting of the eighth session of the Board for the consideration of the 2014 third quarterly report, and have adopted the 2014 third quarterly report at the meeting.

1.3 Mr. Wang Zhiqing, Chairman and President of the Company, Mr. Ye Guohua, director and Chief Financial Officer overseeing the accounting operations, and Mr. Hua Xin, person-in-charge of Accounting Department (Deputy Chief Financial Officer and Finance Manager) warrant the truthfulness, accuracy and completeness of the financial report contained in this quarterly report.

1.4 The financial report of the Company for the nine-month period ended 30 September 2014 (the “Reporting Period”) is prepared under the China Accounting Standards for Business Enterprises and is unaudited.

2.	KEY FINANCIAL DATA & CHANGE IN SHAREHOLDINGS

2.1 Major Accounting Data

Currency: RMB

	As at the end of the Reporting Period	As at the end of the previous year			Increase/decrease at the end of the Reporting Period as compared to the end of the previous year (%)
Total assets (RMB’000)	33,352,071	36,915,933			-9.65
Total equity attributable to equity shareholders of the Company (RMB’000)	17,172,826	17,831,617			-3.69

	From the beginning of the year to the end of the Reporting Period (January to September 2014)	From the beginning of the year to the end of the Reporting Period last year (January to September 2013)			Increase/decrease as compared to the corresponding period of the previous year (%)
Net cash flows generated from operating activities (RMB’000)	1,710,637	4,886,124			-64.99

	From the beginning of the year to the end of the Reporting Period (January to September 2014)	From the beginning of the year to the end of the Reporting Period (January to September 2013)			Increase/decrease as compared to the corresponding period of the previous year (%)
Revenue (RMB’000)	76,718,822	86,356,446			-11.16
Net profit attributable to equity shareholders of the Company (“-” to indicate net loss) (RMB’000)	-152,106	1,004,210			-115.15
Net profit attributable to equity shareholders of the Company excluding non-recurring items (“-” to indicate net loss) (RMB’000)	-268,292	1,034,388			-125.94
Return on net assets (weighted average) (%)	-0.869	6.014			Decreased by 6.883 percentage points
Basic earnings per share (“-” to indicate loss) (RMB/share)	-0.014	before restatement	after restatement	*	-115.15
		0.139	0.093
Diluted earnings per share (“-” to indicate loss) (RMB/share)	-0.014	before restatement	after restatement	*	-115.15
		0.139	0.093

*	After the implementation of share capital increase from the capital reserve of the Company in December 2013, total share capital of the Company increased from RMB7.2 billion to RMB10.8 billion.

Excluding non-recurring items and amount:

Unit: RMB’000

Item	Amount for the Reporting Period (July to September 2014)	Amount for the period from the beginning of the year to the end of the Reporting Period (January to September 2014)
Net losses on disposal of non-current assets	-12,396	-20,601
Employee reduction expenses	-731	-3,556
Government grants recognised through profit and loss (except for government grants under the State’s unified standards on quota and amount entitlements and closely related to corporate business)	126,985	138,858
Income from external entrusted loans	582	1,732
Other non-operating income and expenses other than those mentioned above	-15,474	-24,033
Tax effect for the above items	24,727	23,098
Effect on minority interests (after tax)	285	688

Total	123,978	116,186

2.2 Total Number of Shareholders as at the End of the Reporting Period, Top Ten Shareholders and Shareholding of the Top Ten Shareholders of Shares in Circulation (or Unrestricted Shares)

Unit: Share

Total number of shareholders							123,309

Shareholdings of the top ten shareholders

Name of shareholder (in full)	Increase/ Decrease over the Reporting Period	Number of shares held at the end of the Reporting Period	Percentage of total shareholding (%)	Number of shares with selling restrictions	Number of shares pledged or frozen		Type of shareholder
					Situation of the shares	Number
China Petroleum & Chemical Corporation	0	5,460,000,000	50.56	4,920,000,000	Nil		State-owned enterprise legal person
HKSCC (Nominees) Ltd.	4,063,000	3,445,729,653	31.90	0	Unknown		Foreign legal person
Shanghai Kangli Gong Mao Company	-70,000	25,185,000	0.23	0	Unknown		Others
Zhejiang Province Economic Construction and Investment Company	0	18,000,000	0.17	0	Unknown		Others
Bank of China — Harvest Shanghai Shenzhen300 Index Securities Investment Fund	-947,012	10,843,638	0.10	0	Unknown		Others
Lu Yongjun	Unknown	9,449,678	0.09	0	Unknown		Domestic natural person
Shanghai Textile Development Corporation. Ltd	0	8,475,000	0.08	0	Unknown		Others
IP KOW	0	8,148,000	0.08	0	Unknown		Others
Industrial and Commercial Bank of ChinaLimited - China CSI 300 exchange-tradedindex securities investment fund	46,400	7,853,866	0.07	0	Unknown		Others
ChangJiangWan Holdings Ltd.	650,000	7,512,692	0.07	0	Unknown		Others

Shareholding of the top ten shareholders of unrestricted shares

Name of shareholders	Number of unrestricted shares in circulation held	Type and number of shares
		Type	Number
HKSCC (Nominees) Limited	3,445,729,653	Overseas listed foreign shares	3,445,729,653
China Petroleum & Chemical Corporation	540,000,000	RMB-denominated ordinary shares	540,000,000
Shanghai Kangli Industry And Trade Co., Ltd.	25,185,000	RMB-denominated ordinary shares	25,185,000
Zhejiang Province Economic Construction and Investment Company	18,000,000	RMB-denominated ordinary shares	18,000,000
Bank of China — Harvest Shanghai Shenzhen 300 Index Securities Investment Fund	10,843,638	RMB-denominated ordinary shares	10,843,638
Lu Yongjun	9,449,678	RMB-denominated ordinary shares	9,449,678
Shanghai Textile Development Corporation. Ltd	8,475,000	RMB-denominated ordinary shares	8,475,000
IP KOW	8,148,000	Overseas listed foreign shares	8,148,000
Industrial and Commercial Bank of China Limited - China CSI 300 exchange-traded index securities investment fund	7,853,866	RMB-denominated ordinary shares	7,853,866
ChangJiangWan Holdings Ltd.	7,512,692	RMB-denominated ordinary shares	7,512,692
Explanation of the connected relationship or acting in concert relationship of the above shareholders	Among the above-mentioned shareholders, China
Petroleum & Chemical Corporation (“Sinopec Corp.”),
a state-owned enterprise legal person, does not have
any connected relationship with the other shareholders,
and is not an act-in-concert party of the other
shareholders under the “Administration Measures on
Acquisition of Listed Companies”. Among the above-
mentioned shareholders, HKSCC (Nominees) Limited
is a nominee shareholder. Apart from the above, the
Company is not aware of any other connected
relationships among the other shareholders, or any act-
in-concert parties under the “Administration Measures
	on the Acquisition of Listed Companies”.

3.	MAJOR EVENTS

3.1 DESCRIPTION OF SUBSTANTIAL CHANGES IN FINANCIAL REPORT ITEMS AND FINANCIAL INDICATORS OF THE COMPANY

Unit: RMB’000

Item	As at 30 September 2014	As at 31 December 2013	Increase/ decrease amount	Change (%)	Major reason for change
Cash at bank and on hand	282,291	133,256	149,035	111.84	Decrease in capital expenditure in the Reporting Period
Notes receivable	1,821,527	2,984,445	-1,162,918	-38.97	Decline in sales in the Reporting Period
Advances to suppliers	671,617	5,930	665,687	11,225.75	Increase in advances for procurement
Other current assets	173,826	297,779	-123,953	-41.63	Decrease in deductible VAT
Accounts payable	5,570,231	8,851,932	-3,281,701	-37.07	Decline in volume of product processed and raw materials procured in the Reporting Period
Advances from customers	860,822	507,960	352,862	69.47	Increase in advances received at the end of the Reporting Period
Current portion of non-current liabilities	—	609,690	-609,690	-100.00	Repayment of borrowings due in the Reporting Period
Specific reserve	39,148	5,832	33,316	571.26	Provision for the unused portion of safety production costs increased
Undistributed profits	1,665,925	2,358,032	-692,107	-29.35	Loss during the Reporting Period

Unit: RMB’000

Item	For the nine-month period ended 30 September		Increase/ decrease amount	Change (%)	Reason for change
	2014	2013
Financial expenses (“-” to indicate income)	355,419	-149,451	504,870	-337.82	Depreciation of RMB against the US Dollar, higher foreign exchange losses
Investment income (“-” to indicate loss)	-24,304	62,005	-86,309	-139.20	Loss of associates led to higher investment loss
Operating profit (“-” to indicate loss)	-251,916	1,394,936	-1,646,852	-118.06	A fall in the volume of oil processed and a reduction in the profit of the refinery segment; a fall in gross margin of the petrochemical segment, enlarging the loss
Non-operating income	156,095	22,690	133,405	587.95	Receipt of refunds relating to local education surcharge during the Reporting Period
Income tax expenses	-12,215	343,309	-355,524	-103.56	Loss during the Reporting period
Net profit (“-” to indicate net loss)	-145,477	1,013,274	-1,158,751	-114.36	A fall in the volume of oil processed and a reduction in the profit of the refinery segment; a fall in gross margin of the petrochemical segment, enlarging the loss
Profit attributable to equity shareholders of the Company (“-” to indicate loss)	-152,106	1,004,210	-1,156,316	-115.15

3.2 Significant events and their impacts and solutions

There was no significant event during the Reporting Period.

3.3 Fulfillment of commitments for by the Company and shareholders holding more than 5% of shares

The Company disclosed The Explanatory Memorandum for the A-Share Reform Proposal of the Company (Revised draft) on 20 June 2013 in which Sinopec Corp., the Company’s controlling shareholder, has given four undertakings. One of the undertakings is as follow:

Sinopec Corp. shall, within 12 months from the date on which its non-circulating shares of Company acquiring the right to circulate in the market (meaning the first trading day after the implementation of the A-share reform proposal), submit a stock option incentive scheme to the Board that complies with the relevant rules of the State-owned Assets Supervision and Administration Commission of the State Council and the China Securities Regulatory Commission, under which the initial exercise price for the stock options under the scheme shall not be lower than the closing price of the Company’s shares on 30 May 2013 (being RMB6.43 per share) (in case of ex-rights or ex-dividends prior to the announcement of the draft of the stock option incentive scheme, the exercise price of the options shall be adjusted accordingly).

With regard to the undertaking mentioned above, the Company has been notified by its controlling shareholder Sinopec Corp. that in accordance with The Explanatory Memorandum for the A-Share Reform Proposal of the Company (Revised Draft), Sinopec Corp. will submit a stock option incentive scheme which complies with the relevant rules of SASAC and the CSRC to the Board as soon as practicable. “Sinopec Shanghai Petrochemical Company Limited Ashare option incentive scheme (Draft)” has been discussed and endorsed in the second Meeting of the Eighth Session of the Board held on 15 August 2014 by way of correspondence. For further details, please refer to the announcement published in the China Securities Journal, Securities Times and Shanghai Securities News on 18 August 2014, and posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

Undertakings being fulfilled during the Reporting Period include the following:

1.	Sinopec Corp. shall not, within 12 months from the date on which its non-circulating shares of the Company acquiring the right to circulate in the market (meaning the first trading day after the implementation of the A-share reform proposal), deal in or transfer such shares through the stock exchanges. Also, after the expiration of the aforesaid undertaking, the amount of existing non-circulating shares to be disposed by Sinopec Corp. through trading on the stock exchange shall not represent more than 5% of the total amount of shares held by Sinopec Corp. within the next 12 months, and not more than 10% within the next 24 months.

2.	Sinopec Corp. shall continue to support the subsequent development of the Company upon the completion of the A-share reform scheme, and shall consider the Company as a platform for the development of related businesses in future.

For more details, please refer to the full version of The Explanatory Memorandum for the A-share Reform Proposal of the Company (the Revised Draft) published on the websites of Shanghai Stock Exchange, Stock Exchange of Hong Kong and the Company, as well as posted on Shanghai Securities News and China Securities Journal on 20 June 2013.

With regard to these two undertakings, the Company did not notice any conditions that violated the undertakings or any unfulfilled matters during the required period.

3.4 Warning and reasons for estimated loss or significant change in net profit year-on-year between the start of 2014 and the end of next reporting period

In the first three quarters of 2014, given the continuous downturn in petrochemical demand in the PRC, the price of petrochemical products weakened, which leads to a significant year-on-year decline in the prices of the Group’s major petrochemical products, thus enlarging the loss of the petrochemical segment. Meanwhile, the substantial depreciation of Renminbi resulted in a correspondingly substantial increase in the Group’s financial expenses compared with the same period last year. In addition, in view of the market conditions and upstream and downstream material balance, the Group lowered its crude oil processing volume compared with the year-ago period, which reduced the profit of the Group’s refinery segment to a certain degree. Last but not least, China’s domestic prices of refined oils fell as a consequence of the continuous decrease in international crude oil prices since the third quarter. As there is a lag effect from the Company’s crude oil procurement to sales of refined oil products, this has led to reduced profit of the refinery segment in the short term. The Company expects that the situation mentioned above will not improve significantly in the fourth quarter, and the full-year results are expected to be substantially worse compared to the previous year.

3.5 Effect of the application of new accounting standards on consolidated financial statements

The Company has adopted new or revised accounting standards for business enterprises issued by the Ministry of Finance since 1 July 2014. Based on the Company’s evaluation, changes in the financial standards do not have a significant impact on this financial report and disclosure.

4	APPENDIX

4.1	CONSOLIDATED BALANCE SHEETS

AS AT 30 SEPTEMBER 2014

Unit: RMB’000

Items	30 September 2014	31 December 2013
	(unaudited)	(audited)
Current assets
Cash at bank and on hand	282,291	133,256
Notes receivable	1,821,527	2,984,445
Accounts receivable	1,773,689	1,976,496
Advances to suppliers	671,617	5,930
Dividends receivable	12,500	—
Other receivables	56,625	48,883
Inventories	7,278,727	9,039,239
Other current assets	173,826	297,779

Total current assets	12,070,802	14,486,028

Non-current assets
Long-term equity investments	3,057,049	3,173,594
Investment properties	419,205	429,292
Fixed assets	15,597,471	16,768,602
Construction in progress	458,419	456,823
Intangible assets	445,543	458,532
Long-term prepaid expenses	595,814	458,463
Deferred tax assets	707,768	684,599

Total non-current assets	21,281,269	22,429,905

Total assets	33,352,071	36,915,933

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS AT 30 SEPTEMBER 2014

Unit: RMB’000

Items	30 September 2014	31 December 2013
	(unaudited)	(audited)
Current liabilities
Short-term borrowings	6,925,722	6,484,336
Notes payable	11,659	12,680
Accounts payable	5,570,231	8,851,932
Advances from customers	860,822	507,960
Employee benefits payable	43,023	41,418
Taxes payable	1,089,682	840,682
Interest payable	13,693	10,740
Dividends payable	21,192	20,918
Other payables	561,531	637,098
Current portion of non-current liabilities	—	609,690

Total current liabilities	15,097,555	18,017,454

Non-current liabilities
Long-term borrowings	636,030	627,800
Deferred revenue	184,096	180,000

Total non-current liabilities	820,126	807,800

Total liabilities	15,917,681	18,825,254

Shareholders’ equity
Share capital	10,800,000	10,800,000
Capital surplus	493,922	493,922
Specific reserve	39,148	5,832
Surplus reserve	4,173,831	4,173,831
Undistributed profits	1,665,925	2,358,032

Total equity attributable to equity shareholders of the Company	17,172,826	17,831,617

Minority interests	261,564	259,062

Total shareholders’ equity	17,434,390	18,090,679

Total liabilities and shareholders’ equity	33,352,071	36,915,933

COMPANY BALANCE SHEETS

AS AT 30 SEPTEMBER 2014

Unit: RMB’000

Items	30 September 2014	31 December 2013
	(unaudited)	(audited)
Current assets
Cash at bank and on hand	224,318	78,448
Notes receivable	1,506,857	2,311,142
Accounts receivable	933,612	1,547,731
Advances to suppliers	644,552	1,759
Dividends receivable	12,500	—
Other receivables	22,107	25,282
Inventories	6,805,191	8,634,949
Other current assets	60,381	202,326

Total current assets	10,209,518	12,801,637

Non-current assets
Long-term equity investments	4,125,180	4,217,064
Investment properties	415,958	425,892
Fixed assets	15,205,105	16,340,739
Construction in progress	454,286	456,823
Intangible assets	363,589	372,607
Long-term prepaid expenses	580,314	442,226
Deferred tax assets	700,843	681,293

Total non-current assets	21,845,275	22,936,644

Total assets	32,054,793	35,738,281

COMPANY BALANCE SHEETS (CONTINUED)

AS AT 30 SEPTEMBER 2014

Unit: RMB’000

Items	30 September 2014	31 December 2013
	(unaudited)	(audited)
Current liabilities
Short-term borrowings	7,323,722	6,522,336
Accounts payable	4,440,544	7,853,598
Advance from customers	749,975	441,266
Employee benefits payable	37,260	36,107
Taxes payable	1,071,800	821,586
Interest payable	13,523	10,615
Dividends payable	21,192	20,918
Other payables	655,688	1,045,905
Current portion of non-current liabilities	—	609,690

Total current liabilities	14,313,704	17,362,021

Non-current liabilities
Long-term borrowings	615,250	600,000
Deferred revenue	183,031	180,000

Total non-current liabilities	798,281	780,000

Total liabilities	15,111,985	18,142,021

Shareholders’ equity
Share capital	10,800,000	10,800,000
Capital surplus	493,922	493,922
Specific reserve	34,408	—
Surplus reserve	4,173,831	4,173,831
Undistributed profits	1,440,647	2,128,507

Total shareholders’ equity	16,942,808	17,596,260

Total liabilities and shareholders’ equity	32,054,793	35,738,281

4.2	CONSOLIDATED INCOME STATEMENTS

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2014 (Unaudited)

Unit: RMB’000

	Nine months ended 30 September
Items	2014		2013
Revenue		76,718,822		86,356,446
Less: Cost of sales		67,485,251		75,174,216
Taxes and surcharges		6,720,066		7,493,290
Selling and distribution expenses		425,524		496,969
General and administrative expenses		1,937,285		1,984,612
Financial expenses (“-” to indicate income)		355,419		-149,451
Asset impairment losses		22,889		23,879
Add: Investment income (“-” to indicate losses)		-24,304		62,005
Including: Share of profits of associates and jointly controlled entities		-30,730		62,005
Operating profit (“-” to indicate loss)		-251,916		1,394,936
Add: Non-operating income		156,095		22,690
Including: Profits on disposal of non-current assets		8,279		1,467
Less: Non-operating expenses		61,871		61,043
Including: Losses on disposal of non-current assets		28,880		22,632

Total profit (“-” to indicate total loss)		-157,692		1,356,583

Less: Income tax expenses		-12,215		343,309
Net profit (“-” to indicate net loss)		-145,477		1,013,274
Attributable to equity shareholders of the Company (“-” to indicate net loss)		-152,106		1,004,210
Minority interests		6,629		9,064
Earnings per share
Basic and diluted earnings per share (“-” to indicate losses) (RMB)	RMB	-0.014	RMB	0.093 (Restated	)
Other comprehensive income		—		—

Total comprehensive income (“-” to indicate loss)		-145,477		1,013,274

Attributable to equity shareholders of the Company (“-” to indicate loss)		-152,106		1,004,210
Minority interests		6,629		9,064

COMPANY INCOME STATEMENTS

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2014 (Unaudited)

Unit: RMB’000

	Nine months ended 30 September
Items	2014	2013
Revenue	64,439,504	76,063,282
Less: Cost of sales	55,427,125	65,044,434
Taxes and surcharges	6,714,926	7,488,926
Selling and distribution expenses	322,537	393,256
General and administrative expenses	1,829,153	1,871,272
Financial expenses (“-” to indicate income)	330,160	-117,212
Asset impairment losses	38,315	38,726
Add: Investment income (“-” to indicate loss)	-37,618	54,896
Including: Share of profits of associates and jointly controlled entities (“-” to indicate loss)	-45,697	46,817
Operating profit (“-” to indicate loss)	-260,330	1,398,776
Add: Non-operating income	154,765	21,124
Including: Profits on disposal of non-current assets	8,279	1,467
Less: Non-operating expenses	61,844	60,886
Including: Losses on disposal of non-current assets	28,862	22,624

Total profit (“-” to indicate total loss)	-167,409	1,359,014

Less: Income tax expenses	-19,550	333,387
Net profit (“-” to indicate net loss)	-147,859	1,025,627
Other comprehensive income	—	—

Total comprehensive income (“-” to indicate loss)	-147,859	1,025,627

CONSOLIDATED INCOME STATEMENTS

FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2014 (Unaudited)

Unit: RMB’000

	Three months ended 30 September
Items	2014		2013
Revenue		25,344,545		29,245,524
Less: Cost of sales		22,467,555		25,154,744
Taxes and surcharges		2,065,844		2,569,555
Selling and distribution expenses		151,617		162,167
General and administrative expenses		712,865		659,371
Financial expenses		76,076		278
Asset impairment losses (“-” to indicate reversals)		46		-40
Add: Investment income		41,412		53,848
Including: Share of profits of associates and jointly controlled entities		34,986		53,848
Operating profit (“-” to indicate loss)		-88,046		753,297
Add: Non-operating income		130,740		14,747
Including: Profits on disposal of non-current assets		3,059		661
Less: Non-operating expenses		31,625		20,783
Including: Losses on disposal of non-current assets		15,455		2,318

Total profit		11,069		747,261

Less: Income tax expenses		-5,359		176,294
Net profit		16,428		570,967
Attributable to equity shareholders of the Company		12,805		566,190
Minority interests		3,623		4,777
Earnings per share
Basic and diluted earnings per share (RMB)	RMB	0.001	RMB	0.052 (Restated	)
Other comprehensive income		—		—

Total comprehensive income		16,428		570,967

Attributable to equity shareholders of the Company		12,805		566,190
Minority interests		3,623		4,777

COMPANY INCOME STATEMENTS

FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2014 (Unaudited)

Unit: RMB’000

	Three months ended 30 September
Items	2014	2013
Revenue	20,758,829	25,694,155
Less: Cost of sales	17,956,846	21,658,812
Taxes and surcharges	2,064,023	2,567,440
Selling and distribution expenses	114,470	132,780
General and administrative expenses	676,229	625,817
Financial expenses	74,846	8,576
Asset impairment losses (“-” to indicate reversals)	2	-40
Add: Investment income	29,013	49,455
Including: Share of profits of associates and jointly controlled entities	29,013	49,455
Operating profit (“-” to indicate loss)	-98,574	750,225
Add: Non-operating income	130,044	14,687
Including: Profits on disposal of non-current assets	3,059	661
Less: Non-operating expenses	31,610	20,774
Including: Losses on disposal of non-current assets	15,440	2,318

Total profit (“-” to indicate total loss)	-140	744,138

Less: Income tax expenses	-5,292	173,813
Net profit	5,152	570,325
Other comprehensive income	—	—

Total comprehensive income	5,152	570,325

4.3	CONSOLIDATED CASH FLOW STATEMENTS

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2014 (Unaudited)

Unit: RMB’000

	Nine months ended 30 September
Items	2014	2013
Cash flows from operating activities
Cash received from sales of goods or rendering of services	90,370,477	98,939,697
Refund of taxes and surcharges	29,424	37,213
Cash received relating to other operating activities	149,524	15,037

Sub-total of cash inflows	90,549,425	98,991,947

Cash paid for goods and services	-78,305,280	-82,488,573
Cash paid to and on behalf of employees	-1,787,484	-1,788,031
Payments of taxes and surcharges	-8,296,904	-9,433,370
Cash paid relating to other operating activities	-449,120	-395,849

Sub-total of cash outflows	-88,838,788	-94,105,823

Net cash flows generated from operating activities	1,710,637	4,886,124

Cash flows from investing activities
Cash received from entrusted lendings	42,000	42,000
Cash received from returns on investments	78,225	48,864
Net cash received from disposal of fixed assets	11,331	2,645
Net cash received from disposal of an associate	13,058	—
Cash received relating to other investing activities	52,563	62,223

Sub-total of cash inflows	197,177	155,732

Cash paid to acquire fixed assets and other long-term assets	-617,834	-833,351
Cash payment of entrusted lendings	-50,000	-42,000
Investment in an associate	-11,541	—

Sub-total of cash outflows	-679,375	-875,351

Net cash flows used in investing activities	-482,198	-719,619

CONSOLIDATED CASH FLOW STATEMENTS (CONTINUED)

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2014 (Unaudited)

Unit: RMB’000

	Nine months ended 30 September
Items	2014	2013
Cash flows from financing activities
Cash received from borrowings	39,638,640	43,263,680

Sub-total of cash inflows	39,638,640	43,263,680

Cash repayments of borrowings	-39,872,066	-46,978,671
Cash paid for distribution of dividends or profits and interest expenses	-846,082	-294,576

Sub-total of cash outflows	-40,718,148	-47,273,247

Net cash flows used in financing activities	-1,079,508	-4,009,567

Effect of foreign exchange rate changes on cash and cash equivalents	104	3,135

Net increase in cash and cash equivalents	149,035	160,073
Add: Cash and cash equivalents at beginning of the period	133,256	160,962

Cash and cash equivalents at end of the period	282,291	321,035

COMPANY CASH FLOW STATEMENTS

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2014 (Unaudited)

Unit: RMB’000

	Nine months ended 30 September
Items	2014	2013
Cash flows from operating activities
Cash received from sales of goods or rendering of services	76,200,590	87,968,962
Refund of taxes and surcharges	492	468
Cash received relating to other operating activities	147,063	69,421

Sub-total of cash inflows	76,348,145	88,038,851

Cash paid for goods and services	-64,339,378	-71,668,589
Cash paid to and on behalf of employees	-1,667,324	-1,670,556
Payments of taxes and surcharges	-8,241,914	-9,368,520
Cash paid relating to other operating activities	-736,278	-432,195

Sub-total of cash outflows	-74,984,894	-83,139,860

Net cash flows generated from operating activities	1,363,251	4,898,991

Cash flows from investing activities
Cash received from returns on investments	53,308	23,383
Net cash received from disposal of fixed assets	11,283	1,262
Cash received relating to other investing activities	48,078	57,644

Sub-total of cash inflows	112,669	82,289

Cash paid to acquire fixed assets and other long-term assets	-612,643	-829,798
Investment in an associate	-11,541	—

Sub-total of cash outflows	-624,184	-829,798

Net cash flows used in investing activities	-511,515	-747,509

COMPANY CASH FLOW STATEMENTS (CONTINUED)

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2014 (Unaudited)

Unit: RMB’000

	Nine months ended 30 September
Items	2014	2013
Cash flows from financing activities
Cash received from borrowings	39,985,640	43,252,670

Sub-total of cash inflows	39,985,640	43,252,670

Cash repayments of borrowings	-39,852,046	-46,988,551
Cash paid for distribution of dividends or profits and interest expenses	-839,468	-274,572

Sub-total of cash outflows	-40,691,514	-47,263,123

Net cash flows used in financing activities	-705,874	-4,010,453

Effect of foreign exchange rate changes on cash and cash equivalents	8	-10

Net increase in cash and cash equivalents	145,870	141,019
Add: Cash and cash equivalents at beginning of the period	78,448	119,148

Cash and cash equivalents at end of the period	224,318	260,167

By Order of the Board
Wang Zhiqing
Chairman

Shanghai, the PRC, 29 October 2014

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin, and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.